SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 1)(1)


                        EVCI Career Colleges Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)


                               Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    26926P100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                November 10, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   26926P100
            ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Jeffrey L. Feinberg(2)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     735,620

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     735,620

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     735,620

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.0% (based upon approximately 10,500,000 outstanding common shares as reported by the company on their 8-K dated October 14, 2003)

12.  TYPE OF REPORTING PERSON*

     IN

----------

(2) The securities reported herein are held by JLF Partners I, L.P., JLF Partners II, L.P., and JLF Offshore Fund, Ltd., to which JLF Asset Management, L.L.C. serves as the management company and/or investment manager. Jeffrey L. Feinberg is the managing member of JLF Asset Management, L.L.C.

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   26926P100
            ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Asset Management, L.L.C.(3)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     735,620

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     735,620

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     735,620

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.0% (based upon approximately 10,500,000 outstanding common shares as reported by the company on their 8-K dated October 14, 2003)

12.  TYPE OF REPORTING PERSON*

      OO

----------
(3) The securities reported herein are held by JLF Partners I, L.P., JLF Partners II, L.P., and JLF Offshore Fund, Ltd., to which JLF Asset Management, L.L.C. serves as the management company and/or investment manager.

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   26926P100
            ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     JLF Offshore Fund, Ltd.(4)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     435,201

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     435,201

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     435,201

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.1% (based upon approximately 10,500,000 outstanding common shares as reported by the company on their 8-K dated October 14, 2003)

12.  TYPE OF REPORTING PERSON*

      CO


----------
(4) The securities reported herein are held by JLF Offshore Fund, Ltd., to which JLF Asset Management, L.L.C. serves as the investment manager. Jeffrey L. Feinberg is the managing member of JLF Asset Management, L.L.C.


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   26926P100
            ---------------------


Item 1(a).  Name of Issuer:


            EVCI Career Colleges Incorporated
            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:


            35 East Grassy Sprain Road, Suite 200
            Yonkers, New York 10710
            ____________________________________________________________________


Item 2(a).  Name of Person Filing:


            Jeffrey L. Feinberg
            JLF Asset Management, L.L.C.
            JLF Offshore Fund, Ltd.
____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:


            Jeffrey L. Feinberg
            c/o JLF Asset Management, L.L.C.
            12230 El Camino Real, Suite 200
            San Diego, CA 92130

            JLF Asset Management, L.L.C.
            12230 El Camino Real, Suite 200
            San Diego, CA 92130

            JLF Offshore Fund, Ltd.
            c/o Goldman Sachs (Cayman) Trust, Limited
            P.O. Box 896
            Harbour Centre, 2nd Floor
            North Church Street
            Grand Cayman, Cayman Islands
            British West Indies
             ___________________________________________________________________

Item 2(c).  Citizenship:


            Jeffrey L. Feinberg - United States
            JLF Asset Management, L.L.C. - United States

            JLF Offshore Fund, Ltd. - Cayman Islands
            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:


            Common Stock, $.0001 par value
            ____________________________________________________________________

Item 2(e).  CUSIP Number:


            26926P100
            ____________________________________________________________________


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Jeffrey L. Feinberg: 735,620 shares
          JLF Asset Management, L.L.C.: 735,620 shares
          JLF Offshore Fund, Ltd.: 435,201 shares
          ______________________________________________________________________

     (b)  Percent of class:

          Jeffrey L. Feinberg: 7.0%
          JLF Asset Management, L.L.C.: 7.0%
          JLF Offshore Fund, Ltd.: 4.1%
          ______________________________________________________________________

     (c)  Number of shares as to which Jeffrey L. Feinberg has:

          (i)   Sole power to vote or to direct the vote
                                                         0
                                                         ______________________,


          (ii)  Shared power to vote or to direct the vote
                                                          735,620
                                                          _____________________,


          (iii) Sole power to dispose or to direct the
                disposition of                            0
                                                          _____________________,

          (iv)  Shared power to dispose or to direct the
                disposition of                            735,620
                                                          _____________________.

          Number of shares as to which JLF Asset Management, L.L.C. has:

          (i)   Sole power to vote or to direct the vote
                                                         0
                                                         ______________________,


          (ii)  Shared power to vote or to direct the vote
                                                          735,620
                                                          _____________________,


          (iii) Sole power to dispose or to direct the
                disposition of                            0
                                                          _____________________,

          (iv)  Shared power to dispose or to direct the
                disposition of                            735,620
                                                          _____________________.

          Number of shares as to which JLF Offshore Fund, Ltd. has:

          (i)   Sole power to vote or to direct the vote
                                                         0
                                                         ______________________,


          (ii)  Shared power to vote or to direct the vote
                                                          435,201
                                                          _____________________,


          (iii) Sole power to dispose or to direct the
                disposition of                            0
                                                          _____________________,

          (iv)  Shared power to dispose or to direct the
                disposition of                            435,201
                                                          _____________________.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

         N/A
         _______________________________________________________________________


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A
         _______________________________________________________________________


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A
         _______________________________________________________________________


Item 8.  Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to s240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s240.13d-1(c) or s240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A
         _______________________________________________________________________


Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          N/A
          ______________________________________________________________________

Item 10.  Certifications.

     Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        November 13, 2003
                                        ----------------------------------------
                                                        (Date)

                                        /s/ Jeffrey L. Feinberg(5)
                                        ----------------------------------------
                                        Jeffrey L. Feinberg


                                        JLF Asset Management, L.L.C.

                                        By: /s/ Jeffrey L. Feinberg
                                        ----------------------------------------
                                        Managing Member


                                        JLF Offshore Fund, Ltd.

                                        By: /s/ Jeffrey L. Feinberg
                                        ----------------------------------------
                                        Managing Member, JLF Asset Management,
                                        L.L.C. - Investment Manager

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

(5) The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

                                                                   Exhibit A

                                         AGREEMENT

The undersigned agree that this schedule 13G dated November 13, 2003 relating to the Common Stock of EVCI Career Colleges Incorporated shall be filed on behalf of the undersigned.

                                                /s/ Jeffrey L. Feinberg
                                                --------------------------------
                                                Jeffrey L. Feinberg

                                                JLF Asset Management, L.L.C.

                                                By: /s/ Jeffrey L. Feinberg
                                                -------------------------------
                                                Name: Jeffrey L. Feinberg
                                                Title: Managing Member

                                                JLF Offshore Fund, Ltd.

                                                By: /s/ Jeffrey L. Feinberg
                                                --------------------------------
                                                Name: Jeffrey L. Feinberg
                                                Title: Managing Member, JLF
                                                Asset Management, L.L.C. -
                                                Investment Manager
02717.0005 #442819